Union Pacific Corporation

1400 Douglas Street

Omaha, Nebraska 68179

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Irene Barberena-Meissner

September 30, 2025

Re:	Union Pacific Corporation

Registration Statement on Form S-4

File No. 333-290282

Request for Effectiveness

Dear Ms. Barberena-Meissner:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Union Pacific Corporation (the “Company”) respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 (File No. 333-290282), as amended (the “Registration Statement”), be accelerated by the U.S. Securities and Exchange Commission to 5:00 p.m., Eastern time, on September 30, 2025, or as soon as practicable thereafter.

The Company respectfully requests to be notified of such effectiveness by a telephone call to the Company’s counsel, Skadden, Arps, Slate, Meagher & Flom LLP, to Brandon Van Dyke at (212) 735-3743, with such effectiveness to also be confirmed in writing to Brandon.VanDyke@skadden.com.

* * *

Sincerely,

Union Pacific Corporation

/s/ Christina B. Conlin

Christina B. Conlin

Executive Vice President, Chief Legal Officer and Corporate Secretary

cc:	Brandon Van Dyke, Skadden, Arps, Slate, Meagher & Flom LLP